UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AMENDMENT NO. 1

FLEXSHOPPER, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants exercisable for Common Stock at an exercise price of $1.25 per share

(Title of Class of Securities)

33939J113

(CUSIP Number of Warrants)

Richard House Jr.

Chief Executive Officer

FlexShopper, Inc.

901 Yamato Road, Suite 260

Boca Raton, Florida 33431

(855) 353-9289

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Spencer G. Feldman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas, 15th Floor

New York, New York 10019

Tel: (212) 451-2300

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$8,058,009	$1,045.93

*	Estimated for purposes of calculating the amount of the filing fee only. FlexShopper, Inc. (the “Company”) is offering holders of all of the Company’s outstanding $1.25 per share warrants (the “Public Warrants”) the opportunity to exchange the Public Warrants for shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), by tendering one Public Warrant in exchange for 0.62 Shares. The Public Warrants were issued by the Company in a registered public offering made pursuant to the Company’s prospectus filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(5), dated September 25, 2018, as amended by post-effective amendment No. 1 filed with the SEC on May 7, 2019. The amount of the filing fee assumes that all of the outstanding Public Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended. The transaction value was determined by using the average of the high and low prices of the Public Warrants as reported on the Nasdaq Capital Market on January 3, 2020, which was $1.41.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,045.93	Filing Party: the Company
Form or Registration No.: Schedule TO	Date Filed: January 6, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Amendment No. 1 to Schedule TO

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and, together with any subsequent amendments and supplements thereto, including this Amendment, the “Schedule TO”) filed by FlexShopper, Inc., a Delaware corporation (the “Company”). The Schedule TO relates to the tender offer by the Company to all holders of the Company’s outstanding warrants that were issued by the Company in its registered public offering of units consisting of common stock and warrants made pursuant to the Company’s prospectus filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(5), dated September 25, 2018, and as amended by post-effective amendment No. 1 filed with the SEC on May 7, 2019 (the “Prospectus”), exercisable for shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), which have an exercise price of $1.25 per share (the “Public Warrants”), to receive 0.62 Shares in exchange for each Public Warrant tendered by the holders thereof (fractional Shares to be rounded up to the nearest whole Share to be issued). The tender offer is subject to the conditions set forth in the Offer to Exchange, dated January 6, 2020 (as amended to date, the “Offer to Exchange”), and in the related Letter of Transmittal (as amended to date, the “Letter of Transmittal”), which together, as they may be amended or supplemented from time to time, constitute and are referred to as the “Offer.”

The Offer commenced on January 6, 2020 by mailing the Offer to Exchange and the Letter of Transmittal to each holder of Public Warrants at their respective addresses as they appear on the books and records of the warrant agent for the Public Warrants.

This Schedule TO, and all the information set forth in the Offer to Exchange, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Every Item in the Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the Offer to Exchange that is amended and supplemented therein. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Exchange. This Amendment is being filed on a voluntary basis with the SEC.

Items 1 through 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented as follows:

Item 7(a) of Schedule TO is hereby amended and restated and replaced by the following: Sources of Funds. No funds will be used by the Company in connection with the Offer, other than cash on hand of the Company that will be used to pay the expenses of the Offer.

The second sentence of the subsection of the “Summary” of the Offer to Exchange with the heading “The Shares” is hereby amended and restated in its entirety and replaced by the following sentence: The Shares issuable upon exchange of the Public Warrants pursuant to the Offer represent approximately 19.9% of our outstanding Shares as of January 6, 2020.

The second sentence formerly present on page 10 of the Offer to Exchange is hereby amended and restated in its entirety and replaced by the following sentence: The Shares issuable upon exchange of the Public Warrants pursuant to the Offer represent approximately 19.9% of our outstanding Shares as of January 6, 2020.

The following sentence is hereby added to the end of the fourth paragraph formerly present on the cover page of the Offer to Exchange: The Holders have not yet tendered their Public Warrants to the Company’s transfer agent, and the Public Warrants of the Holders will be exchanged for Shares simultaneously with the completion of the Offer for administrative convenience.

The first sentence of the subsection of the “Summary” of the Offer to Exchange with the heading “Participation by Executive Officers and Directors” is hereby amended and restated in its entirety and replaced by the following sentences: None of our directors, executive officers or affiliates will participate in the Offer (other than Brad Bernstein), as those who own Public Warrants previously agreed to exchange them for Shares pursuant to the Exchange Agreement. Such Holders have not yet tendered their Public Warrants to the Company’s transfer agent, and the Public Warrants of our directors, executive officers and affiliates that are party to the Exchange Agreement will be exchanged for Shares simultaneously with the completion of the Offer for administrative convenience.

The second paragraph formerly present on page 10 of the Offer to Exchange is hereby amended and restated in its entirety and replaced by the following paragraph: Following the consummation of the warrant exchange contemplated by the Exchange Agreement, none of our directors or executive officers will beneficially own Public Warrants (other than Brad Bernstein). On December 30, 2019, the Company and holders of at least 50.1% of the outstanding Public Warrants entered into the Exchange Agreement, pursuant to which the Holders agreed to exchange their Public Warrants for Shares under terms of the Offer, agreed to make the Offer to all other public holders of the Public Warrants in reliance upon the exemption from registration provided by Section 3(a)(9) of the Securities Act, and to amend the terms of the Warrant Agent Agreement for the Public Warrants to permit the Company to require that all outstanding Public Warrants not exchanged pursuant to the Offer be converted into Shares at a rate of 0.56 of a share of our common stock per Public Warrant, which is 10% less than the exchange rate applicable to the Offer. The Holders have not yet tendered their Public Warrants to the Company’s transfer agent, and the Public Warrants of the Holders will be exchanged for Shares simultaneously with the completion of the Offer for administrative convenience.

The first paragraph formerly under the Table of Contents on page iv of the Offer to Exchange is hereby amended and restated in its entirety and replaced by the following paragraph: We are not making the Offer to Public Warrant holders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make the Offer to Public Warrant holders in any such jurisdiction. Validly tendered Public Warrants will be accepted from all holders, wherever located.

Clause 4(a) of the subsection of the “Summary” of the Offer to Exchange with the heading “Conditions of the Offer” and clause 4(a) of the subsection “THE OFFER—10. CONDITIONS; TERMINATION; WAIVERS; EXTENSIONS; AMENDMENTS” is hereby amended and restated in its entirety and replaced by the following clause: “any general suspension of trading in securities in U.S. securities or financial markets;”

The second to last paragraph of the subsection of the “Summary” of the Offer to Exchange with the heading “Conditions of the Offer” is hereby amended and restated in its entirety and replaced by the following paragraph: The foregoing conditions are solely for our benefit. We may only terminate the Offer pursuant to objectively determinable offer conditions specified herein. We may also, in our sole and absolute discretion, waive these conditions in whole or in part, subject to the potential requirement to disseminate additional information and extend the Offer, as described under “The Offer, Section 10. Conditions; Termination; Waivers; Extensions; Amendments.” The determination by us as to whether any condition has been satisfied shall be conclusive and binding on all parties. We note, however, that Public Warrant holders are not foreclosed from challenging any of our determinations in a court of competent jurisdiction.

The last paragraph formerly present on page 14 of the Offer to Exchange is hereby amended and restated in its entirety and replaced by the following paragraph: The foregoing conditions are solely for our benefit. We may only terminate the Offer pursuant to objectively determinable offer conditions specified herein. We may also, in our sole and absolute discretion, waive these conditions in whole or in part, subject to the potential requirement to disseminate additional information and extend the Offer, as described below. The determination by us as to whether any condition has been satisfied shall be conclusive and binding on all parties. We note, however, that Public Warrant holders are not foreclosed from challenging any of our determinations in a court of competent jurisdiction.

The table formerly present on page 12 of the Offer to Exchange is hereby deleted and replaced in its entirety by the following table:

Price per Share	Implied Public Warrant Value
$1.00	$0.62
$1.20	$0.74
$1.40	$0.87
$1.60	$0.99
$1.80	$1.12
$2.00	$1.24
$2.20	$1.36
$2.40	$1.49
$2.60	$1.61
$2.80	$1.74
$3.00	$1.86
$3.20	$1.98
$3.40	$2.11
$3.60	$2.23
$3.80	$2.36
$4.00	$2.48
$4.20	$2.60
$4.40	$2.73
$4.60	$2.85
$4.80	$2.98
$5.00	$3.10

The following sentence is hereby added to the end of the first paragraph formerly present on page 17 of the Offer to Exchange: We note, however, that the safe-harbor protections for forward-looking statements in the Private Securities Litigation Reform Act do not apply to statements made in connection with a tender offer.

The last risk factor formerly present on page 17 of the Offer to Exchange is hereby deleted in its entirety.

Notwithstanding the last sentence of the fourth paragraph formerly present on page 5 of the Letter of Transmittal, the Company hereby acknowledges that such sentence should be amended and restated and replaced in its entirety with the following sentence: Subject to, and effective upon, the Company’s acceptance of the undersigned’s election to exchange the Public Warrants described in Box 1 below, the undersigned hereby assigns and transfers to, or upon the order of, the Company, all right, title and interest in, to, and under the Public Warrants being exchanged hereby, waives any and all other rights with respect to such Public Warrants and releases and discharges the Company from any and all claims the undersigned may have now, or may have in the future, arising out of, or related to, such Public Warrants; except that no Public Warrant holder shall waive or release the Company from any law, rule or regulation arising under the Exchange Act or any rule of a self-regulatory organization in connection therewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FLEXSHOPPER, INC.

By:	/s/ Richard House Jr.
Name:	Richard House Jr.
Title:	Chief Executive Officer

Dated: January 15, 2020

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